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                                                          Exhibit 27







                       IN THE UNITED STATES DISTRICT COURT

                           FOR THE DISTRICT OF DELAWARE


         ______________________________
                                       )
         FLETCHER CAPITAL MARKETS,     )
         INC.,                         )
                                       )
                        Plaintiff,     )                Civil Action No. ______
              v.                       )
                                       )
         CALGENE, INC.,                )
                                       )
                        Defendant.     )
         ______________________________)


                                    COMPLAINT

                                   INTRODUCTION

         1. This action arises out of the failure of Calgene, Inc. ("Calgene") to honor the lawful exercise by Fletcher Capital Markets, Inc. ("Fletcher") of its contractual right to purchase 2,352,942 shares of the Common Stock of Calgene for $10,000,000, or $4.25 per share (the "Shares"), pursuant to a Common Stock Purchase Agreement dated May 11, 1994 (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Fletcher has the unqualified right to purchase the Shares at a closing to be held "two business days after notice by [Fletcher] to [Calgene] given prior to the date that [a] Registration Statement [covering resales of the Shares by Fletcher] is declared effective by the SEC [Securities and Exchange Commission]." Stock Purchase Agreement,
Article 2. Fletcher has







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duly given such notice, no Registration Statement has been declared effective covering the Shares, and all conditions to the purchase and sale of the Shares have been satisfied. Nevertheless, despite its obligation under the Stock Purchase Agreement to sell and deliver the Shares to Fletcher, Calgene has failed and refused to sell and deliver the Shares.

         2. Calgene is currently the subject of a tender offer by Monsanto Acquisition Company, Inc., a wholly-owned subsidiary of Monsanto Company (together "Monsanto"), which has offered to purchase any and all of the outstanding shares of Calgene common stock for $8.00 per share in cash. The tender offer is being made by Monsanto pursuant to an Agreement and Plan of Merger that contemplates the purchase of in excess of 90% of Calgene stock in the tender offer, to be followed by a "short form" merger under 8 Del. Code Sect. 253 in which the remaining shares of common stock of Calgene not purchased by Monsanto in the tender offer will be converted into the right to receive $8.00 per share in cash.


         3. As a result of Calgene's wrongful failure and refusal to deliver the Shares to Fletcher pursuant to the Stock Purchase Agreement, Fletcher has wrongfully been prevented from tendering 2,352,942 shares of Calgene common stock to Monsanto in the tender offer, and will be prevented from receiving the cash consideration in the merger. Moreover, depending upon







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how many shares are tendered to Monsanto in the tender offer, Calgene may wrongfully attempt to conclude the merger by a vote of its directors on the assumption that Monsanto has acquired in excess of 90% of Calgene's common stock, calculated without considering the 2,352,942 shares (representing 3.4% of Calgene's fully diluted outstanding shares) to which Fletcher is entitled.

         4. Fletcher is accordingly entitled to direct damages of at least $8,823,532, representing the difference between the fair value of the Shares, which is not less than $8.00 per share (the consideration offered in the tender offer and merger) and Fletcher's $4.25 per share cost, plus attorney's fees, costs and disbursements pursuant to the Stock Purchase Agreement.

                                     PARTIES


         5. The plaintiff Fletcher Capital Markets, Inc. is a corporation duly organized and existing under the laws of the State of New York, with a principal place of business in Boston, Massachusetts. Fletcher is a direct and indirect wholly owned subsidiary of the President and Fellows of Harvard College. The President and Fellows of Harvard College is a Massachusetts educational corporation commonly referred to as Harvard University. The President and Fellows received all of the outstanding shares of Fletcher Capital Markets, Inc. as a







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charitable gift on or about December 28, 1994, and by this action is exercising its fiduciary obligation to maximize the value of its assets and to prevent the loss of a valuable contractual right.

         6. The defendant Calgene, Inc. is a corporation duly organized and existing under the laws of the State of Delaware, with a principal place of business in Davis, California. Calgene will be the surviving corporation in its contemplated merger with Monsanto Acquisition Company, Inc. As a result, following consummation of the transaction contemplated by the Agreement and Plan of Merger, Calgene will be a wholly owned subsidiary of Monsanto Company, and will continue to be subject to the liability asserted in this Complaint.



                             JURISDICTION AND VENUE


         7. This Court has jurisdiction over the subject matter of this action by virtue of 28 U.S.C. Sect. 1332, because the parties are citizens of different states and the amount in controversy exceeds $75,000.


         8. Venue is proper in this judicial district under 28 U.S.C. Sect. 1391(c), as it is an action brought against a business corporation in the district in which it is organized.









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                                BACKGROUND FACTS


The Terms of the Stock Purchase Agreement


         9. On or about May 11, 1994, Fletcher and Calgene entered into a Common Stock Purchase Agreement, a true and correct copy of which is attached hereto as Exhibit A. The Stock Purchase Agreement conferred upon Fletcher the right to purchase for $10,000,000 a number of shares of Calgene common stock calculated at the time the right was exercised pursuant to a formula set forth in the Stock Purchase Agreement (the "Formula Price"). Further, the Stock Purchase Agreement obligated Calgene to sell and deliver such shares to Fletcher in accordance with the contract's terms. Specifically, the Stock Purchase Agreement provided that:


                  At the Closings (as defined in Article 2), [Calgene] will issue and sell to [Fletcher], and [Fletcher] will purchase from [Calgene], an aggregate number of shares (the "Shares") of [Calgene's] heretofore unissued Common Stock determined by dividing $10,000,000 by the Formula Price.


Stock Purchase Agreement, Article 1, Purchase and Sale of Securities.


         10. The Stock Purchase Agreement also contemplated, but did not require, the registration of the Shares under the Securities Act of 1933 in order to permit the resale of the










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Shares by Fletcher on the public markets. Accordingly, the Stock Purchase
Agreement obligated Calgene to



         file with the SEC a registration statement (the "Registration Statement") on Form S-3 . . . covering resales of the Shares by [Fletcher]. [Calgene] will use its best efforts to cause such Registration Statement to be declared effective as soon as practicable and to maintain its effectiveness until all the Shares have been sold pursuant thereto, or all the Shares may be sold without registration pursuant to Rule 144(k), whichever occurs first.

Stock Purchase Agreement, Article 5.4.

         11. In fact, on information and belief, promptly after May 11, 1994 Calgene did file with the SEC the Registration Statement called for by the Stock Purchase Agreement. The SEC, however, has never declared the Registration Statement effective as to the Shares.

         12. Although the Stock Purchase Agreement contemplated that Calgene would use its best efforts to register the Shares under the Securities Act of 1933 so that Fletcher could resell them on the public markets, the prompt resale of the securities, and even their registration, was not assured. Thus, consistent with the possibility that registration would not occur, and that immediate resale was not envisioned, the Stock Purchase Agreement provided, inter alia:

         (a) for Calgene only to use its "best efforts" to register the Shares;







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                  (b) for an "investment representation" by Fletcher, evidencing
         Fletcher's confirmation that the "Shares will be acquired solely for investment and not for distribution," which representation Calgene further confirmed it relied upon, noting that the "Shares have not been registered under the Securities Act . . . in reliance upon exemptions which depend, among other things, upon the bona fide nature of this representation to [Calgene]";

                  (c) for certain restrictions on the transferability of the Shares, which conditions to transfer were intended to "insure compliance with the Securities Act," including the imposition of a restrictive legend on the certificates representing the Shares, and notice to Calgene of any proposed transfer;

                  (d) for the prospect of the resale of the Shares pursuant to Rule 144 promulgated under the Securities Act of 1933, which provides for minimum holding periods as a condition to reliance upon the exemption from registration that Rule 144 affords; and

                  (e) for the purchase of the Shares before the Registration Statement that Calgene was obliged to file was declared effective.

Stock Purchase Agreement, Articles 5.4(a), 4.1, 5.1-5.3, 2.


         13. In light of these possible means by which Fletcher could resell or otherwise dispose of the Shares it would acquire from Calgene under the contract, and in light of the contract's express recognition that the Registration Statement might never become effective, the Stock Purchase Agreement provided two alternate means for establishing a closing for consummation of the purchase and sale (the "Closing"). Thus, the Stock Purchase Agreement provided that the Closing would occur either within five days after notice that the SEC had






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declared the Registration Statement effective, or within two business days after notice by Fletcher before the SEC has declared the Registration Statement effective. Thus, the Stock Purchase Agreement set the Closing to occur either:

                  (a) "on such day following the date that the Registration Statement is declared effective by the Securities and Exchange Commission . . . as [Calgene] may specify in a notice to [Fletcher], but shall in no event be sooner than the second business day after the date of such notice nor later than five business days after the date of such notice"; or

                  (b) "[N]otwithstanding the immediately preceding sentence, the . . . Closing may, at the option of [Fletcher], occur two business days after notice by [Fletcher] to [Calgene] given prior to the date the Registration Statement is declared effective by the SEC."


Stock Purchase Agreement, Article 2 (emphasis added).


Fletcher's Attempt to Exercise Its Contractual Rights


         14. On Friday, April 18, 1997, in the absence of a declaration by the SEC that any registration statement covering the resale of the Shares by Fletcher had become effective, Fletcher gave notice to Calgene that is was exercising its right to purchase the Shares. Based upon the Formula Price, Fletcher's notice advised Calgene of its intent to purchase 2,352,942 shares of Calgene common stock for the purchase price of $10,000,000, or $4.25 share. A true and correct copy of Fletcher's letter constituting such notice is attached hereto as Exhibit B. According to the terms of the Stock Purchase







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Agreement, Calgene thereby became obligated to "deliver stock certificates to
[Fletcher] evidencing the number of shares purchased" within two business days after Fletcher's notice, i.e., on Tuesday, April 22, 1997. Stock Purchase Agreement, Article 2.

         15. By letter of April 23, 1997, Calgene informed Fletcher that it would not honor Fletcher's exercise of its rights under the Stock Purchase Agreement. A copy of this letter from counsel to the Special Committee of the Board of Directors of Calgene is attached as Exhibit C. As of this date, Calgene has failed and refused to deliver the Shares to Fletcher.


The Tender Offer and Merger That Establish Fletcher's Damages


         16. Calgene is currently the subject of a tender offer by Monsanto in which Monsanto has offered to purchase any and all outstanding shares of the common stock of Calgene for $8.00 per share in cash. The tender offer is currently due to expire on May 2, 1997. The tender offer is being made by Monsanto pursuant to an Agreement and Plan of Merger that contemplates the purchase of in excess of 90% of Calgene stock in the tender offer, to be followed by a "short form" merger under 8 Del. Code Sect. 253 in which the remaining shares of common stock of Calgene not purchased by Monsanto in the tender offer will be converted into the right to receive $8.00 per share in cash.








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         17. As a result of Calgene's wrongful failure and refusal to deliver the Shares to Fletcher pursuant to the Stock Purchase Agreement, Fletcher has wrongfully been prevented from tendering 2,352,942 shares of Calgene common stock to Monsanto in the tender offer, and will be prevented from receiving the cash consideration offered in the merger.

         18. Moreover, depending upon how many shares are tendered to Monsanto in the tender offer, Calgene may wrongfully attempt to conclude the merger by a vote of the directors on the assumption that Monsanto has acquired in excess of 90% of Calgene's common stock, calculated without considering the 2,352,942 shares (representing 3.4% of Calgene's fully diluted outstanding shares) to which Fletcher is entitled.


         19. Fletcher is accordingly entitled to direct damages equal to the difference between the fair value of the Shares and Fletcher's $4.25 per share cost, and in any event no less than $8,823,532, representing the difference between the $8.00 per share tender offer/merger consideration and Fletcher's cost.



         20. In addition, Article 6.10 of the Stock Purchase Agreement specifies that if any action is necessary to enforce the terms of the Stock Purchase Agreement, "the prevailing party shall be entitled to reasonable attorney's fees, costs








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and necessary disbursements in addition to any other relief to which such party may be entitled." Fletcher accordingly is entitled to the attorney's fees, costs and disbursements that it has incurred and will incur in bringing this action.



                                    COUNT I

                              (Breach of Contract)


         21. Fletcher repeats and incorporates herein by reference the allegations of paragraphs 1-20, inclusive.


         22. Under the Stock Purchase Agreement with Fletcher, in response to Fletcher's April 18, 1997 notice to Calgene, Calgene was obligated to sell and deliver 2,352,942 shares of Calgene common stock for $10,000,000 or $4.25 per share, which is the Formula Price.

         23. Fletcher has performed all conditions precedent to Calgene's obligation to sell and deliver the Shares to Fletcher.


         24. Calgene has wrongfully failed and refused to sell and deliver the Shares to Fletcher and thus has materially breached the Stock Purchase Agreement with Fletcher.


         25. By reason of such breach, Fletcher has been damaged, in an amount to be determined at trial, including but not limited to the difference between Fletcher's $4.25 per share










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cost and the fair value of the Shares, which is at least the $8.00 per share to which it would be entitled pursuant to the Agreement and Plan of Merger, for each of the 2,352,942 shares of Calgene Stock to which Fletcher is entitled, plus interest, attorney's fees, costs and disbursements.

         WHEREFORE, Fletcher prays for the following relief:

         A. Damages in an amount to be determined at trial, including but not limited to the difference between Fletcher's $4.25 per share cost and the fair value of the Shares, which is at least the $8.00 per share to which it would be entitled pursuant to the Agreement and Plan of Merger, for each of the 2,352,942 shares of Calgene Stock to which Fletcher is entitled;


         B. The attorney's fees, costs and expenses it has incurred in bringing this action, pursuant to Article 6.10 of the Stock Purchase Agreement;

         C. Such other relief as the Court deems appropriate.









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                                             MORRIS, NICHOLS, ARSHT & TUNNELL



                                             /s/  Kenneth J. Nachbar
                                             ----------------------------------
                                             Kenneth J. Nachbar (2067)
                                             1201 N. Market Street
                                             P.O. Box 1347
                                             Wilmington, DE  19899
                                             (302) 658-9200
                                             Attorneys for Plaintiff
                                             Fletcher Capital Markets, Inc.
         OF COUNSEL:

         John D. Donovan, Jr.
         Lee Rubin-Collins
         ROPES & GRAY
         One International Place
         Boston, Massachusetts  02110
         (617) 951-7000


         April 30, 1997










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